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                        EXHIBIT 12(b)

             CHASE PREFERRED CAPITAL CORPORATION
      Computation of ratio of earnings to fixed charges
          and preferred stock dividend requirements
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

                                    For the Period from
                            Inception (September 18, 1996)
                            through December 31, 1996
                             (in thousands, except ratio):
Net income                              $22,085

Fixed charges:
  Advisory fees                              71

Total fixed charges                          71

Earnings before fixed charges           $22,156

Fixed charges, as above                 $    71

Preferred stock dividend requirements    12,746

Fixed charges including preferred       $12,817
     stock dividends

Ratio of earnings to fixed charges and
     preferred stock
     dividend requirements                 1.73



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